EXHIBIT 99.1

Aleafia Health Welcomes Changes to Cannabis Licensing, Completes Largest Ever Product Sale

TORONTO, May 09, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) has completed the largest adult-use cannabis order (the “Order”) in the Company’s history today. The Order is scheduled to depart from the Company’s facility today, with delivery to a Canadian provincial government for distribution to online and retail consumers. It will contain the Company’s branded Symbl oils, oral sprays and dried flower products.

The value of the Order is expected to generate proceeds from the sale of cannabis exceeding $0.7 million. In the first 38 days of Q2 2019, including the revenue to be obtained from the Order, the Company has received adult-use cannabis product orders from three Canadian provincial governments of over $1.2 million in gross revenue, representing significant growth when compared to the sale of cannabis revenues generated during 2018. Previously, in its 2018 audited financial statements, Aleafia Health recognized revenues from the sale of cannabis of $0.6 million, derived exclusively from wholesale transactions of dried flower to a Licensed Producer.

“We are extremely pleased to report the largest ever cannabis sale in our Company’s history,” said Aleafia Health CEO Geoffrey Benic. “Furthermore, with our Niagara Greenhouse and Outdoor Grow expansion in a plant-ready state, the assets are now in place to scale our cannabis health and wellness vision exponentially and build on today’s results.”

Company Welcomes Health Canada’s Changes to Cannabis Licensing

Aleafia Health is also providing comment on changes to cannabis licensing announced by Health Canada on May 8, 2019.

“Aleafia Health welcomes Health Canada’s changes to cannabis licensing announced yesterday. These changes will alleviate product shortages and application backlogs, while spurring job creation in local communities as more completed facilities become operational. We fully support these measures,” said Aleafia Health CEO Geoffrey Benic. “Additionally, by increasing supply, Health Canada will make continued progress towards eliminating the black market for cannabis, which is an important policy objective of federal and provincial governments and all responsible stakeholders.”

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs
416-860-5665
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

Forward Looking Information

This press release contains forward-looking statements and information within the meaning of applicable Canada and United States securities laws that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.

The forward-looking statements and information in this press release includes information relating to the expected shipment of Aleafia Health cannabis products, payment for the Order, the revenues actually received from the shipment of the products and the products passing standard quality assurance testing. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.